Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 6/30/2019

($000’s)

6/30/2019
Assets
Cash and Balances Due From Depository Institutions	$16,768,518
Securities	114,813,521
Federal Funds	3,737,619
Loans & Lease Financing Receivables	291,749,748
Fixed Assets	5,722,368
Intangible Assets	12,794,810
Other Assets	27,551,585

Total Assets	$473,138,169

Liabilities
Deposits	$364,531,324
Fed Funds	1,527,877
Treasury Demand Notes	0
Trading Liabilities	639,668
Other Borrowed Money	37,212,247
Acceptances	0
Subordinated Notes and Debentures	3,800,000
Other Liabilities	15,595,326

Total Liabilities	$423,306,442

Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	34,749,861
Minority Interest in Subsidiaries	796,751

Total Equity Capital	$49,831,727

Total Liabilities and Equity Capital	$473,138,169

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